Filed pursuant to General Instruction II.L of
Form F-10 File Number 333-223273

AMENDMENT NO. 2 DATED APRIL 2, 2018 TO THE

PROSPECTUS SUPPLEMENT DATED MARCH 12, 2018, AS AMENDED BY

AMENDMENT NO. 1 DATED MARCH 26, 2018

To a Short Form Base Shelf Prospectus Dated March 12, 2018

New Issue	April 2, 2018

NUTRIEN LTD.

On April 2, 2018, Nutrien Ltd. (“Nutrien”) amended its previously announced exchange offers for the notes and debentures issued by Potash Corporation of Saskatchewan Inc. and Agrium Inc., respectively, the terms and conditions of which were detailed in the original prospectus supplement. All amounts, including the consideration for Nutrien Notes offered hereby, are in U.S. dollars.

The amendments provide for:

(i)	in respect of each of the exchange offers (as defined in the original prospectus supplement) an extension of the period during which validly tendered (and not validly withdrawn) PotashCorp Notes and/or Agrium Notes, as applicable, are eligible to receive the Early Participation Premium from 5:00 p.m., New York City time, on March 30, 2018 to 5:00 p.m., New York City time, on April 6, 2018;

(ii)	in respect of the exchange offer (the “2027 Debenture Exchange Offer”) to exchange all validly tendered and accepted 7.800% debentures due 2027 of Agrium Inc. (the “2027 Debentures”) an increase in the consideration offered per $1,000 principal amount of 2027 Debentures tendered, as set forth in the table below;

(iii)	an extension of the Expiration Time of the 2027 Debenture Exchange Offer from 12:00 midnight (the last minute of the day), New York City time, April 6, 2018, to 12:00 midnight (the last minute of the day), New York City time, April 13, 2018; and

(iv)	such other consequential amendments to the extent necessary in order to reflect the amendments set out in (i), (ii) and (iii) above, and the information contained in, this amendment no. 2.

Aggregate Principal Amount	Series of Debentures Issued by Agrium to be Exchanged	CUSIP No.	Series of Nutrien Notes to be Issued by Nutrien	Exchange Consideration (1)(2)		Early Participation Premium (1)(2)	Total Consideration (1)(2)(3)
				Nutrien Notes (principal amount)	Cash	Nutrien Notes (principal amount)	Nutrien Notes (principal amount)	Cash
$125,000,000	7.800% Debentures due 2027	008916AC2	7.800% Senior Notes due 2027	$950	$5.00	$50	$1,000	$5.00

(1)	Consideration per $1,000 principal amount of 2027 Debentures validly tendered and accepted, subject to any rounding.
(2)	The term “Nutrien Notes” in this column refers to the series of Nutrien Notes of like maturity and coupon as the 2027 Debentures.
(3)	Includes the Early Participation Premium for 2027 Debentures validly tendered prior to 5:00 p.m., New York City time, on April 6, 2018 and not validly withdrawn.

This amendment no. 2 amends the original prospectus supplement. Capitalized terms used and not otherwise defined in this amendment no. 2 have the meanings set forth in the prospectus, as supplemented by the original prospectus supplement. This amendment no. 2 updates information in the prospectus, as supplemented by the original prospectus supplement, and, accordingly to the extent inconsistent, the information in this amendment no. 2 supersedes the information contained in the prospectus, as supplemented by the original prospectus supplement. Any statement that is updated or superseded shall not be deemed to constitute a part of the prospectus, as supplemented by the original prospectus supplement, except as updated or superseded by this amendment no. 2.

These exchange offers are being made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this amendment no. 2 in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements of Agrium Inc. and Potash Corporation of Saskatchewan Inc. included in the original prospectus supplement or incorporated by reference in the accompanying prospectus have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and they are subject to Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) as applicable. The financial statements of Nutrien included or incorporated by reference in the accompanying prospectus have been prepared in accordance with IFRS and are subject to Canadian generally accepted auditing standards. As a result, they may not be comparable to the financial statements of U.S. companies.

Prospective investors should be aware that the acquisition of the securities described in the prospectus, as supplemented by the original prospectus supplement, may have tax consequences both in the United States and Canada. Such consequences may not be described fully herein.

The ability of investors to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, most of our officers and directors and most of the experts named in the original prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein are residents of Canada, and a substantial portion of our and their assets are located outside the United States.

Neither the U.S. Securities and Exchange Commission nor any state or provincial securities commission or similar authority has approved or disapproved of these securities or passed upon the accuracy of this amendment no. 2, the original prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Prospective investors should be aware that, during the period of the exchange offers, the registrant or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada, or its provinces or territories.